FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.Update on PACIFIC-2 Phase III trial for Imfinzi

14 November 2023
Update on PACIFIC-2 Phase III trial of Imfinzi concurrently administered with platinum-based chemoradiotherapy in unresectable, Stage III non-small cell lung cancer

The PACIFIC-2 Phase III trial for Imfinzi (durvalumab) concurrently administered with chemoradiotherapy (CRT) did not achieve statistical significance for the primary endpoint of progression-free survival (PFS) versus CRT alone for the treatment of patients with unresectable, Stage III non-small cell lung cancer (NSCLC).

Imfinzi sequentially administered after platinum-based CRT is the established, global standard of care for the treatment of unresectable, Stage III NSCLC based on the results of the PACIFIC Phase III trial. The PACIFIC-2 trial was initiated to evaluate concurrent Imfinzi administration with CRT, with the aim of addressing patients who progress or discontinue treatment during CRT and are therefore ineligible for the PACIFIC regimen.

Initial analysis of the safety and tolerability for Imfinzi and CRT in this patient population showed that the profiles were broadly consistent with the known profiles of these treatments, although there was an increased rate of infection observed during the concurrent treatment period in the experimental arm.

Jeffrey D. Bradley, MD, Vice Chair of Proton Therapy & Technology Development, Penn Medicine, Philadelphia and principal investigator for the trial said: "While the PACIFIC-2 trial results did not show what we hoped, the PACIFIC regimen remains the standard of care for patients with unresectable, Stage III non-small cell lung cancer. As a community, we will take insights from these results to advance future research."

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "Our goal with the PACIFIC-2 trial was to address a remaining unmet need for patients in this setting by introducing immunotherapy even earlier and concurrently administering Imfinzi with chemoradiotherapy. While today's results did not reach statistical significance, we will learn from this trial and we remain committed to improving patient outcomes by expanding the benefit of immunotherapy to lung cancer patients across treatment settings."

AstraZeneca has several ongoing registrational trials focused on testing Imfinzi in early stages of lung cancer, including in resectable NSCLC (ADJUVANT BR.31), medically inoperable or unresected Stage I-II NSCLC (PACIFIC-4) and unresectable, Stage III NSCLC (PACIFIC-5, 8 and 9), and in limited-stage small-cell lung cancer (SCLC) (ADRIATIC).

Notes:

Stage III NSCLC
Each year, an estimated 2.2 million people are diagnosed with lung cancer globally.1 Lung cancer is the leading cause of cancer death among both men and women, accounting for about one-fifth of all cancer deaths.1 Lung cancer is broadly split into NSCLC and SCLC, with 80-85% classified as NSCLC, making it the most common form of lung cancer.2-3 Approximately one in three patients with NSCLC are diagnosed at Stage III (locally advanced), where the majority of tumours are unresectable (cannot be removed with surgery).4-5

Stage III NSCLC is divided into three subcategories (IIIA, IIIB and IIIC), defined by how much the cancer has spread locally.6 In contrast to Stage IV, when cancer has spread to other parts of the body (metastasised), the majority of Stage III patients are currently treated with curative intent.3,6

PACIFIC-2
The PACIFIC-2 trial was a Phase III, randomised, double-blind, placebo-controlled, multi-centre international study of Imfinzi concurrently administered with platinum-based CRT in patients with unresectable, Stage III NSCLC. In the trial, patients were randomised 2:1 to receive a 1,500mg fixed dose of Imfinzi or placebo every four weeks starting at the beginning of definitive CRT. Patients continued to receive Imfinzi or placebo as consolidation treatment after CRT until disease progression.

The trial was conducted at 88 centres across more than 20 countries involving 328 patients. The primary endpoint was PFS, and key secondary endpoints included overall survival, objective response rate and duration of response.

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to the PD-L1 protein and blocks the interaction of PD-L1 with the PD-1 and CD80 proteins, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi is the only approved immunotherapy and the global standard of care in the curative-intent setting of unresectable, Stage III NSCLC in patients whose disease has not progressed after chemoradiation therapy based on the PACIFIC Phase III trial results which have been confirmed in the real-world setting in the PACIFIC-R study.

Imfinzi is also approved in the US, EU, Japan, China and many other countries around the world for the treatment of extensive-stage SCLC based on the CASPIAN Phase III trial. Additionally, Imfinzi is approved in combination with a short course of Imjudo (tremelimumab) and chemotherapy for the treatment of metastatic NSCLC in the US, EU and Japan based on the POSEIDON Phase III trial.

In addition to its indications in lung cancers, Imfinzi is approved in combination with chemotherapy (gemcitabine plus cisplatin) in locally advanced or metastatic biliary tract cancer and in combination with Imjudo in unresectable hepatocellular carcinoma in the US, EU, Japan and several other countries based on the TOPAZ-1 and HIMALAYA Phase III trials, respectively. Imfinzi is also approved in previously treated patients with advanced bladder cancer in a small number of countries.

Since the first approval in May 2017, more than 200,000 patients have been treated with Imfinzi.

As part of a broad development programme, Imfinzi is being tested as a single treatment and in combinations with other anti-cancer treatments for patients with SCLC, NSCLC, bladder cancer, several gastrointestinal cancers and other solid tumours.

In 2023, AstraZeneca announced positive results for several Phase III trials evaluating Imfinzi in various combinations, including in ovarian (DUO-O) and endometrial (DUO-E) cancers with Lynparza (olaparib), gastric and gastroesophageal cancer (MATTERHORN) and resectable NSCLC (AEGEAN).

AstraZeneca in lung cancer
AstraZeneca is working to bring patients with lung cancer closer to cure through the detection and treatment of early-stage disease, while also pushing the boundaries of science to improve outcomes in the resistant and advanced settings. By defining new therapeutic targets and investigating innovative approaches, the Company aims to match medicines to the patients who can benefit most.

The Company's comprehensive portfolio includes leading lung cancer medicines and the next wave of innovations, including Tagrisso (osimertinib) and Iressa (gefitinib); Imfinzi and Imjudo; Enhertu (trastuzumab deruxtecan) and datopotamab deruxtecan in collaboration with Daiichi Sankyo; Orpathys (savolitinib) in collaboration with HUTCHMED; as well as a pipeline of potential new medicines and combinations across diverse mechanisms of action.

AstraZeneca is a founding member of the Lung Ambition Alliance, a global coalition working to accelerate innovation and deliver meaningful improvements for people with lung cancer, including and beyond treatment.

AstraZeneca in immuno-oncology (IO)
AstraZeneca is a pioneer in introducing the concept of immunotherapy into dedicated clinical areas of high unmet medical need. The Company has a comprehensive and diverse IO portfolio and pipeline anchored in immunotherapies designed to overcome evasion of the anti-tumour immune response and stimulate the body's immune system to attack tumours.

AstraZeneca aims to reimagine cancer care and help transform outcomes for patients with Imfinzi as a single treatment and in combination with Imjudo as well as other novel immunotherapies and modalities. The Company is also exploring next-generation immunotherapies like bispecific antibodies and therapeutics that harness different aspects of immunity to target cancer.

AstraZeneca is boldly pursuing an innovative clinical strategy to bring IO-based therapies that deliver long-term survival to new settings across a wide range of cancer types. With an extensive clinical programme, the Company also champions the use of IO treatment in earlier disease stages, where there is the greatest potential for cure.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts
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References
1.   World Health Organisation. International Agency for Research on Cancer. Lung Fact Sheet. Available at: https://gco.iarc.fr/today/data/factsheets/cancers/15-Lung-fact-sheet.pdf. Accessed October 2023.
2.   LUNGevity Foundation. Types of Lung Cancer. Available at: https://lungevity.org/for-patients-caregivers/lung-cancer-101/types-of-lung-cancer. Accessed October 2023.
3.   Cheema PK, et al. Perspectives on treatment advances for stage III locally advanced unresectable non-small cell lung cancer. Curr Oncol. 2019;26(1):37-42.
4.     Hansen RN, et al. Long-term survival trends in patients with unresectable stage III non-small cell lung cancer receiving chemotherapy and radiation therapy: a SEER cancer registry analysis. BMC Cancer. 2020;20(1):276.
5.     Provencio M, et al. Inoperable stage III non-small cell lung cancer: Current treatment and role of vinorelbine. J Thorac Dis. 2011;3(3):197-204.
6.   ASCO. Cancer.net. Lung Cancer - Non-Small Cell. Available at: https://www.cancer.net/cancer-types/lung-cancer/view-all. Accessed October 2023.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 14 November 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary